UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-30375

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01-01-2023 (MM/DD/YY) AND ENDING 12-31-2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bettinger & Leech Financial Corp.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Palisade Avenue Suite 21
(No. and Street)

Englewood Cliffs	New Jersey	07632
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard A. Leech	201-569-2220	dickleech@blfc.us
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jerome Davies CPA, P.C.
(Name – if individual, state last, first, and middle name)

3605 Sandy Plains Road	Marietta	Georgia	30066
(Address)	(City)	(State)	(Zip Code)

04/25/2017	6363
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard A. Leech, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bettinger & Leech Financial Corp, as of 12/31, 2023 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CARLOS DOMINGUEZ
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 14, 2026

Signature: [signature]

Title: President & CEO

[signature] 2/28/2024
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Bettinger & Leech Financial Corp.

Financial Statements

December 31, 2023

And Report of Independent Registered Public Accounting Firm

Bettinger & Leech Financial Corp. 600 Palisade Avenue, Ste 21, Englewood Cliffs NJ 07632



JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Bettinger & Leech Financial Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bettinger & Leech Financial Corp. (the Company) as of December 31, 2023, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bettinger & Leech Financial Corp. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I through III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Jerome Davies, CPA, P.C

Marietta, Georgia
February 26, 2024

Bettinger & Leech Financial Corp.

Statement of Financial Condition

December 31, 2023

Assets:

Cash	$	6,925
Securities Owned (fair value)		51,220
Due from intermediary broker-dealer		1,063
Prepaid Expenses		4,007
Total Assets	$	63,215

Liabilities & Stockholder's Equity:

Liabilities

Accounts Payable, and Accrued Expenses	$	7,396
Due to Related Party		3,900
Total Liabilities	$	11,296
Stockholder's Equity:	$	51,919
Total Liabilities and Stockholder's Equity	$	63,215

The accompanying notes are an integral part of the financial statements

Bettinger & Leech Financial Corp.

Statement of Operations

for the year ended

December 31, 2023

Revenue:

Commissions	$ 9,232
Securities Loss, Net	(3,204)
Mutual fund fees	11,310
Dividend Income	2,008
Total Revenue	19,346

Expenses:

Occupancy	3,600
Clearing Expense	4,921
Professional Fees	5,875
Regulatory Fees	4,758
Other expenses	4,006
Total Expenses	23,160

Net Loss	$ (3,814)

The accompanying notes are an integral part of the financial statements

Bettinger & Leech Financial Corp.

Statement of Changes in Stockholder's Equity

for the year ended

December 31, 2023

Balance January 1	$ 50,733
Net Loss	(3,814)
Contribution	5,000
Balance December 31	$ 51,919

The accompanying notes are an integral part of the financial statements

Bettinger & Leech Financial Corp.

Statement of Cash Flows

for the year ended December 31, 2023

Operating activities:

Net Loss:	$	(3,814)
Adjustments to reconcile Net Loss to net cash used		
by operating activities:		
Change In:		
Due from Intermediary broker-dealer		(229)
Securities Owned (fair value)		2,395
Prepaid Expenses		(176)
Accounts Payable and Accrued Expenses		(712)
Due to Related Party		(900)
Net Cash used by Operating Activities	$	(3,436)
Financing activities:		
Contribution		5,000
Net Cash provided by Financing Activities		5,000
Net increase in cash	$	1,564
Cash at Beginning of year	$	5,361
Cash at End of Year	$	6,925

The accompanying notes are an integral part of the financial statements

Bettinger & Leech Financial Corp.

Notes to Financial Statements

December 31, 2023

1. ORGANIZATION AND NATURE OF BUSINESS

Bettinger & Leech Financial Corp., the Company, was incorporated in the State of Delaware on July 18, 1983, and was granted a Certificate of Authority to conduct business in the State of New York; and in 1998 was authorized to conduct business in the State of New Jersey when the company moved from New York to New Jersey. The company was formed to engage in securities brokerage activities and has had a customer base which was primarily institutional and has evolved to high net worth individuals over the past 20 years. It is an introducing firm which executes orders primarily in Equities for its customers on an agency basis.

2. SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company is engaged in a single line of business as a securities broker-dealer, which comprises Common and Preferred Stocks, US Government Securities, Municipal Securities, and Debt Securities on both an agency and mark up basis.

<u>Use of Estimates</u>

The presentation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Income Taxes</u>

Beginning on January 1, 2004, Bettinger & Leech Financial Corp. elected to be treated as a Sub- chapter "S" corporation for income tax purposes. All profits and losses of the entity are reflected on the personal income tax returns of the shareholder. As a result, no income taxes are recorded on the accompanying financial statements.

<u>Financial Instruments with Off- Balance Sheet Risk</u>

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off- balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. All securities transactions for the year ended December 31, 2023 were settled in fulfillment of contractual obligations without incident or exception.

Securities Owned

Securities owned are valued at fair value. Securities transactions and related revenues and expenses are recorded on a trade date basis (as if they had settled). Net realized and unrealized gain or loss on securities is included in revenue in the accompanying statement of operations.

Due to/from Intermediary broker-dealer

Due to/from Intermediary broker-dealer represents net commission's receivable from; or net clearing expenses due to the Intermediary broker-dealer as of December 31, 2023.

Subsequent Events

The Company evaluated subsequent events through the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Revenue Recognition

The Company recognizes revenue from contracts with customers pursuant to ASC 606 *Revenue from Contracts with Customers ("ASC 606")*.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606, prescribes a five step process to accomplish this core principle, including:

Identification of the contract with the customer,
Identification of the performance obligation(s) under the contract,
Determination of transaction price,
Allocation of the transaction price to the identified performance obligation(s) and
Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

Brokerage Commissions. The Company buys and sells securities on behalf of customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counter-party, and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or

purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company also may receive distribution fees, paid by a mutual fund up front, over time, or upon the investors exit from the fund (a contingent deferred sales charge). The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

3. RELATED PARTIES

Occupancy expense on the accompanying Statement of Operations, represents the Company's share of overhead of the shared space and equipment costs; and are reimbursed to an affiliated company under common ownership. The total of such expenses for 2023 amounted to $3,600. As of December 31, 2023 the Company had $3,900 due to the affiliate as a result of this agreement. The financial position and results of operations of the Company could differ if the above transaction was not with an affiliated entity.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform net capital rule (15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 (and the rule of the "applicable" examining authority also provides the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2023 the Company had net capital of $46,888, which was $41,888 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.24 to 1.

5. FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of a principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Valuations based on quoted prices in active markets for identical investments.

Level 2 – Valuations based on (i) quoted prices in markets that are not active; (ii) quoted prices for similar investments in active markets; and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3 – Valuations based on inputs that are unobservable, supported by little or no market activity, and that are significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors. These may include the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for the instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the financial assets measured at fair value on a recurring basis as of December 31, 2023:

Description	Level 1	Level 2	Level 3	Totals
Securities Owned (Fair Value) :				
Money Market Fund	$51,220	_____	_____	$51,220
	$51,220			$51,220

6.   CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31.2023.

7.   Net Loss

The Company incurred a loss for 2023. The stockholder has represented that he has the means and intention to provide capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

Bettinger & Leech Financial Corp.

Schedule I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2023

Computation of Net Capital

Total Stockholder's Equity	$	51,919
Non-Allowable Assets		(4,007)
Net Capital before haircuts on securities positions	$	47,912
Haircuts on securities positions	$	(1,024)
Net Capital	$	46,888

Computation of Basic Net Capital Requirement

Minimum net capital required by 6.667% of Aggregate Indebtedness	$	753
Minimum dollar net capital requirement of reporting broker-dealer		5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	41,888

Excess Net Capital less:		
Greater of 10% of Aggregate Indebtedness		
or 120% of Minimum Net Capital Requirement	$	40,888

Computation of Aggregate Indebtedness

Total AI Liabilities	$	11,296
Percentage of Aggregate Indebtedness to Net Capital		24%

**Reconciliation with the Company's Computation of Net Capital
(included in Part IIa Form X17a-5 at December 31,2023)**

Net Capital as reported in the Company's Part IIA (unaudited) FOCUS Report	$	45,677
Audit Adjustments:		
Increase in Stockholder's Equity		538
Increase in clearing expense		(442)
Increase in Mutual Fund fees and dividend income		1,115
Net Capital as reported in the preceding calculation	$	46,888

Bettinger & Leech Financial Corp.

Schedules II & III

December 31, 2023

Schedule II

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Act

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of1934 pursuant to paragraph (k)(2)(ii) of the rule.



JDCPA

Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Bettinger & Leech Financial Corp.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) Bettinger & Leech Financial Corp. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jerome Davies, CPA, P.C

Marietta, Georgia
February 26, 2024

Bettinger & Leech Financial Corp.

SEC Rule 240 15c3-3(k) EXEMPTION CERTIFICATION REPORT 2023

THIS IS TO CERTIFY THAT: (i) During the Year 2023 1/1/2023- 12/31/2023 to the best of my knowledge and belief Bettinger & Leech Financial Corp. satisfied the requirements stipulated in the Exemption for SEC 240 15c3-3 (k) (2) (ii). The firm is an Introducing Firm on a Fully Disclosed Basis and holds no cash or securities on behalf of its customers.

All transactions during the year were executed through its clearing firm and all customer confirms and statements were produced and mailed to customers by its clearing firm on a fully disclosed basis, without exception.

Therefore, the firm claims Exemption from Rule 15c3-3 under (k)(2)(ii) for the calendar year 2023 for which the Annual Audited Report covered; and the firm met the exemption requirement without exception throughout the year.

[signature] 2/8/24

Richard A. Leech, President & CEO, CFO, CCO, COO